

DIVISION OF
CORPORATION FINANCE

January 29, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

William Doyle
Chief Executive Officer
Vystar Corporation
3235 Satellite Boulevard
Building 400, Suite 290
Duluth, GA 30096

Re: **Vystar Corporation**
     Registration Statement on Form S-1
     Filed on: November 13, 2008
     File No.: 333-155341

Dear Mr. Doyle:

We have reviewed your January 14, 2009 letter and have the following comments. We welcome any questions you may have about our comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments 2 and 14 of our December 8, 2008 letter. Among other things, you indicate that the reason for the distribution was for Vystar to become a reporting company, and that UCM's public shareholders are not underwriters and that compliance with Item 507 is not required. Nevertheless, we continue to believe that the transaction is a primary offering of Vystar through UCM and its shareholders and that the registration statement should cover the entire distribution of these shares and the dividend shares, including their further distribution to the public. It appears that this distribution does not cease at the point of receipt by the initial distributees of the shares but continues into the trading market involving sales to the investing public at large. In this regard we also note your statement that you chose to engage in the distribution rather than register under the Exchange Act in order to obtain a market maker and ultimately be listed on the NASDAQ Stock Market. Please amend your registration statement as requested in our prior comments. For additional guidance on this issue, please see Release No. 33-4982, dated July 2,1969, as well as Section 612, Item 612.14 of the Compliance and Disclosure Interpretations related to Securities

Act Rules. You can find our Compliance and Disclosure Interpretations on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2. As previously noted in comment 18 of our December 8, 2008 letter, please list all UCM stockholders who will receive shares of Vystar's common stock as a result of the distribution as "selling stockholders", including the number of shares they may sell and the information required by Item 507 of Regulation S-K. To the extent that this information is not available at the time when the registration statement becomes effective, please include a reference in the table to the group of selling stockholders and the number of shares being registered for resale by them, and confirm that you will file a Post Effective Amendment specifically identifying the selling stockholders as they prepare to sell the shares received in the distribution.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gerald L. Baxter, Esq. (via facsimile @ (678) 553-2431)
        Greenberg Traurig, LLP
        3290 Northside Parkway, Suite 400
        Atlanta, GA 30327